Exhibit 99.1

SECOND QUARTER 2012 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2012 RESULTS

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Q2 2012 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 24, 2012 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income from continuing operations(1) of $1,563 million for the quarter ended April 30, 2012. Net income from continuing operations was $1,765 million(2), up $83 million or 5% from last year excluding the previously announced loss of $202 million after-tax related to our agreement to acquire the other 50 per cent in our joint venture, RBC Dexia Investor Services Limited (RBC Dexia). Our solid performance was driven by strong volume growth in Canadian Banking, improved results in Capital Markets and solid growth in Insurance and Wealth Management.

“Our solid second quarter results reflect continued business growth and an investment in a strategic acquisition with attractive growth prospects,” said Gordon M. Nixon, RBC President and CEO. “We continue to take advantage of our strength, scale and strong capital position to drive cost efficiencies and invest in our businesses to deliver long-term growth.”

  Continuing operations: Q2 2012 compared to Q2

  2011

•	Net income of $1,563 million (down 7% from $1,682 million)
•	Diluted earnings per share (EPS) of $1.01 (down $.09 from $1.10)
•	Return on common equity (ROE) of 16.5% (down from 20.5%)
•	Tier 1 capital ratio of 13.2%

  Continuing operations: YTD 2012 compared to YTD

  2011

•	Net income of $3,439 million (down 6% from $3,678 million)
•	Diluted EPS of $2.24 (down $.16 from $2.40)
•	ROE of 18.2% (down from 22.5%)

  Continuing operations excluding the RBC Dexia

  acquisition loss(2): Q2 2012 compared to Q2 2011

•	Net income of $1,765 million (up 5% from $1,682 million)
•	Diluted EPS of $1.15 (up $.05 from $1.10)
•	ROE of 18.7% (down from 20.5%)

  Continuing operations excluding the RBC Dexia

  acquisition loss(2): YTD 2012 compared to YTD 2011

•	Net income of $3,641 million (down 1% from $3,678 million)
•	Diluted EPS of $2.38 (down $.02 from $2.40)
•	ROE of 19.3% (down from 22.5%)

Canadian Banking net income was $937 million, up $42 million compared to last year. Excluding the prior year gain on the sale of Visa shares of $29 million ($21 million after-tax), earnings were up $63 million(2) or 7%, reflecting continued strong volume growth of 9% mainly driven by business and personal deposits, residential mortgages and business loans. Compared to last quarter, net income was down $57 million or 6%, largely reflecting fewer days in the quarter and higher provisions for credit losses in our commercial lending portfolio.

“Canadian Banking delivered another quarter of consistently solid results with strong organic volume growth driven by our ability to offer our customers unmatched advice, value, service and convenience,” Nixon said. “Our recent recognition as Best Retail Bank in North America by Retail Banker International is yet another testament to the success of our strategy.”

Wealth Management net income was $212 million, down $15 million compared to last year. Excluding the prior year favourable accounting and tax adjustments of $26 million after-tax, earnings were up $11 million(2) or 5%, driven by higher average fee-based client assets partially offset by lower transaction volumes. Compared to last quarter, net income was up $24 million or 13%, due to higher transaction volumes reflecting improved market conditions in the early part of the quarter and higher average fee-based client assets resulting from capital appreciation and higher net sales.

“In Wealth Management, we are attracting new clients, improving efficiencies and investing in our business to strengthen our global leadership position,” Nixon said. “Our agreement to acquire certain private banking assets from Coutts aligns with our strategy to increase market share in high net worth segments within key Emerging Markets.”

[1]

Net income from consolidated operations was $1,533 million for the quarter ended April 30, 2012. Results from continuing operations do not include results related to our U.S. regional retail banking operations (sold in Q2 2012) and Liberty Life Insurance Company (sold in Q2 2011) as both are classified as discontinued operations. Consolidated results combine continuing operations and discontinued operations. Refer to our Q2 2012 Report to Shareholders for additional information including Q2 2012 results of our discontinued operations.

[2]

This measure is non-GAAP which does not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe this measure provides readers with a better understanding of our performance and should enhance the comparability of our comparative quarters. See page 2 of this Earnings Release for further information.

Insurance net income was $151 million, up $28 million or 23% compared to last year, mainly due to volume growth and lower claims costs in Canadian insurance products. Compared to last quarter, net income was down $39 million or 21%, largely due to net investment gains in the prior quarter. Lower results from our U.K. annuity business this quarter and unfavourable actuarial adjustments also contributed to the decrease.

“Complementing our diverse earnings stream, Insurance contributed another solid quarter driven by business growth across our suite of products and enabled by our strong multi-channel distribution network,” Nixon said.

International Banking net loss of $196 million reflects the $202 million after-tax loss on the announced acquisition of RBC Dexia noted above. Excluding the loss, net income was $6 million(1), down $40 million from the prior year and down $18 million from last quarter largely due to higher provisions for credit losses (PCL) in Caribbean Banking reflecting weak economic conditions.

“With RBC Dexia, we look forward to having a 100% ownership as this is a strong business in an attractive sector where we can win additional business and drive growth,” Nixon said. “In the Caribbean, despite near-term headwinds, we are making progress towards our common operating model and improving efficiencies.”

Capital Markets net income was $449 million, up $43 million or 11% from a year ago, due to higher trading and corporate and investment banking results driven by increased client activity and favourable market conditions in the early part of the quarter. These factors were partially offset by provisions for credit losses this quarter as compared to a recovery last year. Compared to last quarter, net income was flat as strong growth in equity new issue activity in Canada, higher debt issuance in the U.S. and increased equity trading results more than offset lower loan syndication activity. A higher effective tax rate reflecting increased earnings in higher tax jurisdictions negatively impacted results this quarter.

“While uncertain market conditions continue to impact global capital markets, clients are increasingly choosing RBC Capital Markets for its strength, stability and comprehensive capabilities both in North America and our select international geographies, driving strong results,” Nixon said.

Capital – As at April 30, 2012, our Tier 1 capital ratio was 13.2% and our Total capital ratio was 15.2%. Our Tier 1 capital ratio was up 100 bps from last quarter largely driven by the sale of our U.S. regional retail operations and internal capital generation.

Credit Quality – Total PCL of $348 million increased $75 million from the prior year, largely reflecting higher PCL in a few corporate accounts, and in our Caribbean wholesale and Canadian commercial portfolios. PCL increased $81 million from the prior quarter primarily due to higher provisions in a few accounts in Caribbean wholesale, Canadian commercial and corporate account portfolios.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP. For further information refer to the Key Corporate Events and Non-GAAP measures sections of the Q2 2012 Report to Shareholders.

Net Income from continuing operations, excluding the loss related to the announced acquisition of RBC Dexia
	For the three months ended April 30, 2012			For the six months ended April 30, 2012
(C$ millions, except per share and percentage amounts)	Reported	Loss related to announced acquisition (2)	Adjusted	Reported	Loss related to announced acquisition	Adjusted
Income before income taxes from continuing operations	$2,079	$212	$2,291	$4,504	$212	$4,716
Income taxes	516	10	526	1,065	10	1,075
Net income from continuing operations	$1,563	$202	$1,765	$3,439	$202	$3,641
Basic earnings per share from continuing operations	$1.02	$0.14	$1.16	$2.26	$0.14	$2.40
Diluted earnings per share from continuing operations	$1.01	$0.14	$1.15	$2.24	$0.14	$2.38
ROE	16.5%		18.7%	18.2%		19.3%

International Banking Net Income from continuing operations, excluding loss on acquisition of RBC Dexia
	For the three months ended April 30, 2012			For the six months ended April 30, 2012
(C$ millions)	Reported	Loss related to announced acquisition (2)	Adjusted	Reported	Loss related to announced acquisition	Adjusted
Net income from continuing operations	$(196)	$202	$6	$(172)	$202	$30

[1]

This measure is non-GAAP which does not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe this measure provides readers with a better understanding of our performance and should enhance the comparability of our comparative quarters. See page 2 of this Earnings Release for further information.

[2]	For further details on our announced acquisition of RBC Dexia, see the Key corporate events of 2012 section of our Q2 2012 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”. By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management sections of our 2011 Annual Report to Shareholders and our Q2 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations, including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report to Shareholders and the Risk Management section of our Q2 2012 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2012 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, May 24, 2012 at 8:00 a.m. (EST) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 7824427#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on May 24 until August 29, 2012 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 6726505#).

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Kathy Bevan, Media Relations, kathy.bevan@rbc.com, 416-974-8810 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.